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SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 11-K

(Mark one)

/x/	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2000

OR

/ /	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 0-30822

The SYNAVANT Inc. 401(k) Retirement Savings Plan

SYNAVANT Inc.
3445 Peachtree Road NE
Suite 1400
Atlanta, Georgia 30326

SYNAVANT INC. 401(k) RETIREMENT SAVINGS PLAN

Annual Report on Form 11-K
For the Fiscal Year Ended December 31, 2000

INDEX TO FORM 11-K

Page
Financial Statements and Supplemental Schedule for Year Ended December 31, 2000
Report of Independent Auditors	3
Financial Statements
Statements of Net Assets Available for Benefits	4
Statement of Changes in Net Assets Available for Benefits	5
Notes to Financial Statements	6 - 9
Supplemental Schedule:
Line 4i: Schedule of Assets Held for Investment Purposes	10
Signature	11
Exhibit Index	12
Exhibit 23—Consent of Independent Accountants	13

REPORT OF INDEPENDENT ACCOUNTANTS

To the Plan Administrator and Plan Participants of SYNAVANT Inc. 401(k) Retirement Savings Plan:

    We have audited the accompanying statements of net assets available for benefits of the SYNAVANT Inc. 401(k) Retirement Savings Plan as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000 in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the SYNAVANT Inc. 401(k) Retirement Savings Plan as of December 31, 2000 and 1999, and the changes in its net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States.

    Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the index on page 2 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

GIFFORD, HILLEGASS & INGWERSEN, P.C.
Atlanta, Georgia June 19, 2001

SYNAVANT INC. 401(k) RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

(in thousands)

	December 31, 2000	December 31, 1999
Investments at fair value	$20,898	$13,663
Investments at contract value	1,754	1,552
Loan receivable	490	277
Receivables:
Company contributions	414	0

Net assets available for benefits	$23,556	$15,492

The accompanying notes are an integral part of these financial statements

SYNAVANT INC. 401(k) RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2000

(in thousands)

December 31, 2000
ADDITIONS TO NET ASSETS
Attributed to:
Transfer in from Other Trustee	$8,612
Investment Income:
Net appreciation/(depreciation)	(600)
Interest and dividend income	123

Total investment income	(477)

Contributions:
Members	2,015
Company	1,015
Rollover	98

Total contributions	3,128

Total additions	11,263
DEDUCTIONS FROM NET ASSETS
Attributed to:
Benefits paid to members	2,230
Transfer to Other Trustees	942
Administrative expenses	27

Total deductions	3,199

Net increase	8,064
Net assets available for benefits:
Beginning of year	15,492

End of year	$23,556

The accompanying notes are an integral part of these financial statements

SYNAVANT INC. 401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1.  DESCRIPTION OF THE PLAN

    The following description of the SYNAVANT Inc. 401(k) Retirement Savings Plan (the "Plan") provides only general information. Participating members ("Members") should refer to the Plan document for a more complete description of the Plan's provisions. Information with regard to eligibility, contributions, distributions, vesting, Bankers Trust (the "Trustee"), withdrawals, restoration, loans, fund redistribution, and definitions of all terms are contained in that document.

GENERAL

    The Plan is a defined contribution plan available to all U.S. employees of SYNAVANT Inc. (the "Company") and certain of its subsidiaries which have been designated to participate in the Plan. Full-time and benefits-eligible part-time employees are eligible to participate in the Plan in the first month following their first day of employment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

INVESTMENTS

    The following investments represent 5% or more of the net assets available for benefits:

	December 31,
	2000	1999
	(in thousands)
Large Cap Stock Index	$8,153	$5,555
Money Market Account	2,493	0
Small Company Stock	2,481	1,566
Large Company Blend	2,282	2,912
International Stock	1,920	1,642
Bond and Mortgage Account	1,100	828
Stock Emphasis Balanced	948	0
U. S. Stock Account	0	2,912

    During 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $599,794 as follows:

Commingled trust funds	$(693,359)
Common stock	93,565

Net depreciation	$(599,794)

NOTE 2.  ACCOUNTING POLICIES

BASIS OF PRESENTATION

    The financial statements of the Plan were prepared under the accrual method of accounting. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of investment income and expenses during the reported period. Significant estimates relate to investment valuation. Actual results could differ from those estimates.

    The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Certain investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect members' account balances and the amounts reported in the statement of net assets available for benefits and the collateral to support the financial instruments held by The Principal Financial Group ("the Administrator"). The investments held by the Administrator are primarily invested in commingled trust funds. Certain funds invest in corporate debt instruments. The issuer's ability to meet these obligations may be affected by economic developments in their respective industries.

INVESTMENTS

    The Plan's guaranteed investment contracts are stated at contract values, which represent the aggregate amount of deposits thereto, plus interest at the contract rate, less withdrawals. Commingled funds are valued at the net asset values reported by the funds. Company stock is valued at its quoted market price. Purchases and sales of securities are recorded on the ex-dividend date.

    The Plan presents in the statement of changes in net assets available for benefits, the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

CONTRIBUTIONS

    A member may elect to contribute 1% to 19% of compensation. A member may designate savings as before-tax Savings or after-tax Savings. A member who is a highly compensated employee may be limited to less than 19% due to the existence of certain tests required under the Internal Revenue Code (the "Code"). For 2000, the Code limit on before-tax contributions was $10,500 in the aggregate.

    The Company matches an amount equal to 50% of a member's savings, up to the first 6%. Member savings in excess of 6% are supplemental savings that are not matched by Company contributions. Matching Company contributions are invested in the same investment funds as the member's own contributions. The member's contributions and the Company's matching contributions are forwarded semi-monthly to the Administrator. The Company makes additional periodic discretionary contributions to employee accounts which are not contingent on enrollment in the Plan.

MEMBER ACCOUNTS

    Each member's account is credited with the member's actual contribution and allocations of the Company's contributions and Plan earnings.

VESTING

    Members are 100% vested in the Company's matching contributions after the third year of employment with credit given for employment with the Company's predecessors. Notwithstanding the foregoing statement, a member becomes fully vested in their Company contribution account upon retirement, disability, death, or reaching age 65.

MEMBER LOANS

    Members may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of 50% of their vested balance or $50,000 minus the highest outstanding loan balance they had in the preceding 12 months. The maximum loan term is 60 months or up to 120 months for the purchase of a primary residence. The loans are secured by the balance in the members account and bear interest at the prime rate at the date of the loan as published in the Wall Street Journal plus 2%. Principal and interest are paid on a semi-monthly basis through payroll deductions. The default of a loan note is deemed a taxable distribution of the unpaid balance. The loan balance was $490,000 as of December 31, 2000.

PAYMENTS OF BENEFITS

    Benefits are recorded when paid. On termination of service due to death, disability, retirement or other reasons, a member may elect to receive a lump sum amount, equal to the value of the member's vested interest in his or her account, or subject to certain conditions, annual installments over a period not greater than twenty years. Members may also elect to defer distributions subject to certain conditions.

    Net assets available for benefits at December 31, 2000 include $1,519,622 allocated to the accounts of participants who as of or prior to that date terminated their employment, but whose funds have not been distributed. The balances are payable to the former participants in the first quarter of 2001.

FORFEITURES

    A member who is not 100% vested in his or her Company contributions and is terminated for reasons other than retirement, death or disability shall forfeit his or her non-vested Company contributions. Forfeited amounts shall be applied to reduce subsequent Company contributions. In the event the employee is subsequently re-employed by the Company prior to incurring 5 consecutive one year breaks in service, such forfeited amount of his or her Company contributions shall be restored to his or her account. Amounts forfeited for the period ending December 31, 2000 were not significant and have been used to reduce Company contributions for the plan year ended December 31, 2000.

ADMINISTRATIVE EXPENSES

    Transaction and investment manager fees for each fund are charged against the Plan's assets and related rates of return. Administrative fees are deducted from Plan assets.

TRANSFER FROM/TO OTHER TRUSTEES

    During 2000, the Company was spun-off from IMS Health Incorporated ("IMS Health"). The Company's 401(k) Retirement Savings Plan did not change and was retained by the Company. As part of the transaction, a separate division merged with the Company and transferred assets of $8,611,551 from the IMS Health Savings Plan for the active members employed by the Company. In addition, plan assets totaling $942,171 were transferred out of the Plan for employees that became part of an independent entity.

NOTE 3.  INCOME TAX STATUS

    The Plan obtained its latest determination letter on December 29, 1997, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

NOTE 4.  PLAN TERMINATION

    While the Company has not expressed any intent to discontinue its contributions or terminate the Plan, it is free to do so at any time subject to the provisions of ERISA and the Code which state that, in such event, all members of the Plan shall be fully vested in the amounts in their accounts.

SYNAVANT INC. 401(k) RETIREMENT SAVINGS PLAN

SUPPLEMENTAL SCHEDULE

(Dollar amounts in thousands)

Line 4i—Schedule of Assets Held for Investment Purposes as of December 31, 2000

Current Value
Funds managed by Principal Life Insurance Company
Principal—Rate 5.7% Matures on 12/31/2000	$207
Principal—Rate 6.13% Matures on 12/31/2001	452
Principal—Rate 5.18% Matures on 12/31/2002	282
Principal—Rate 5.36% Matures on 12/31/2003	278
Principal—Rate 6.3% Matures on 12/31/2004	540
Money Market Account	2,493
Bond and Mortgage Account	1,100
American Century Inc. and Growth Account	1
American Century Value Account	110
Large Capital Stock Index	8,153
Large Company Blend	2,282
Putnam Voyager Account	391
Stock Emphasis Balanced Account	948
Invesco Small Company Growth Account	46
Janus Adviser Aggressive Growth Account	76
Medium Company Blend Account	344
Small Company Blend Account	2,481
Small Company Value Account	48
International Emerging Markets Account	38
International Stock	1,920
IMS Health, Inc. Common Stock	400
SYNAVANT Inc. Common Stock	65
Participant Loans (rates range from 9.75% to 11.5%)	490

$23,142

SIGNATURE

    Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SYNAVANT, INC.
JUNE 28, 2001	By:	/s/ CRAIG S. KUSSMAN Craig S. Kussman Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Title
23.1	Consent of Independent Accountants

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SYNAVANT INC. 401(k) RETIREMENT SAVINGS PLAN Annual Report on Form 11-K For the Fiscal Year Ended December 31, 2000 INDEX TO FORM 11-K
SYNAVANT INC. 401(k) RETIREMENT SAVINGS PLAN STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS (in thousands)
SYNAVANT INC. 401(k) RETIREMENT SAVINGS PLAN STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEAR ENDED DECEMBER 31, 2000 (in thousands)
SYNAVANT INC. 401(k) RETIREMENT SAVINGS PLAN NOTES TO FINANCIAL STATEMENTS
SYNAVANT INC. 401(k) RETIREMENT SAVINGS PLAN SUPPLEMENTAL SCHEDULE (Dollar amounts in thousands)
SIGNATURE
EXHIBIT INDEX